September 18, 2019 Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Mayer Brown LLP

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Bradley Berman

Counsel

T: +1 212 506 2321

BBerman@mayerbrown.com

Re:	Alaia Market Linked Trust, Series 7-8 Amendment No. 1 to Registration Statement on Form S-6 Filed September 18, 2019 File Nos.: 333-232702 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on September 18, 2019 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”) for the Defined Preservation 90 Fund, Alaia Market Linked Trust, Series 7-8, a series of the Alaia Trust. We understand from recent telephone conversations that the Staff has no further comments on the registration statement.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Steve Houston Vincent Iannuzzi Anna T. Pinedo Mingli Wu

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